UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)*

Creative Realities, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

97652A302

(CUSIP Number)

c\o Pegasus Capital Advisors, L.P.

750 East Main Street

Suite 600

Stamford, CT 06902 (203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Slipstream Funding, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 317,455
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 317,455

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,455
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.61%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).

1.	Names of Reporting Persons Slipstream Communications, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Anguilla

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

1.	Names of Reporting Persons BCOM Holdings, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

1.	Names of Reporting Persons BCOM GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

1.	Names of Reporting Persons Business Services Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

1.	Names of Reporting Persons Pegasus Investors IV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

1.	Names of Reporting Persons Pegasus Investors IV GP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

1.	Names of Reporting Persons Pegasus Capital, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

1.	Names of Reporting Persons Craig Cogut
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,156,987(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,156,987(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,987(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.00%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,731,498 shares of common stock issuable upon exercise of the Warrants directly held by Slipstream Communications, LLC.
(2)

Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023, plus 1,731,498 shares of Common Stock underlying the Warrants.

Item 1. Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014, as amended by Amendment No. 1 filed with the SEC on September 22, 2014, Amendment No. 2 filed with the SEC on December 16, 2022, Amendment No. 3 filed with the SEC on February 3, 2023, Amendment No. 4 filed with the SEC on May 1, 2023, and Amendment No. 5 filed with the SEC on November 15, 2023 (the “Schedule 13D”), with respect to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. Except as specifically amended herein, the Schedule 13D shall otherwise remain in effect.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is amended as follows:

(a) - (c) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Slipstream Funding, LLC is the beneficial owner of 317,455 shares of Common Stock, representing 2.61% of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s most recent 10-Q, filed with the SEC on November 9, 2023. The other Reporting Persons on this Schedule 13D share beneficial ownership of 3,156,987 shares of the Common Stock, of which 1,731,498 are issuable in respect of the Warrants, representing 26.00% of the Issuer’s outstanding Common Stock. This Amendment No. 6 is being filed to reflect a change in the percentage previously reported as a result of the expiration on November 29, 2023 of 529,948 Warrants directly held by Slipstream Communications, LLC. The Reporting Persons have no transactions within the prior 60 days to disclose. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.

Item 7. Material to be Filed as Exhibits

Exhibit 99.4	Joint Filing Agreement among the Reporting Persons, dated as of August 29, 2014, and incorporated by reference to the Schedule 13D filed on such date by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2023

SLIPSTREAM FUNDING, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President

SLIPSTREAM COMMUNICATIONS, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut Title: President

BCOM HOLDINGS, LP

By:	BCOM GP LLC, its general partner

By:	/s/ Craig Cogut
Name: Craig Cogut Title: President

BCOM GP LLC

By:	/s/ Craig Cogut
Name: Craig Cogut Title: President

BUSINESS SERVICES HOLDINGS, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut Title: President

PEGASUS INVESTORS IV, L.P.

By: Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Craig Cogut
Name: Craig Cogut Title: President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Craig Cogut
Name: Craig Cogut Title: President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: Managing Member

/s/ CRAIG COGUT
CRAIG COGUT